

December 6, 2013

Via E-mail
Mr. John Worth
Chief Financial Officer
Aspen Insurance Holding Limited
141 Front Street
Hamilton, Bermuda
HM 19

> **Re:** **Aspen Insurance Holding Limited**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-31909**

Dear Mr. Worth:

We have reviewed your November 5, 2013 response to our October 31, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to the Audited Consolidated Financial Statements
Note 11. Income Taxes, page F-42

1. We acknowledge your response to our comment 2. Please address the following additional comments:
   - Please tell us more about your significant prior year adjustments relative to expected tax benefit/expense in 2012 and 2010 and explain to us why these adjustments are not indicative of errors in prior year financial statements. Please tell us why you were not able to make more accurate estimates in your initial provision estimates including what additional information was learned after the completion of your previous financial statements and before the filings of your tax returns.
   - Please provide us a proposed revised rate reconciliation table and associated clarifying disclosure to be included in future periodic reports that separately describes each reconciling item over 5% of the expected income tax benefit or expense.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant